EXHIBIT 17

SHORELINE
INVESTMENTS

May 10, 2007

Drew Industries, Inc.
200 Mamaroneck Avenue
Suite 301
White Plains, New York 10601

Attn: Leigh Abrams

Dear Leigh:

After many, many hours of consideration I have decided to resign from the Drew Industries Board of Directors effective immediately.

It is probably one of the most difficult decisions I have ever made. I have entered into a new business venture that is taking the major portion of my time.

I realize with the annual meeting coming at the end of the month it is at an inconvenient time, however, I have to do what is best for me and my family. I am sure Jason will make a better Board member then I ever was. He is a very bright young man and Drew is fortunate to have him.

I have been involved with Lippert Components for nearly 40 years and Drew Industries almost 10 years, and I will miss this.

I wish you and the Board of Directors all the best and hope things continue well for you.

Sincerely yours,

L. Douglas Lippert

2390 Tamiami Trail N.
Suite 108
Naples, FL 34103

Tel: 239-649-0447
Fax: 239-649-6956
Shoreline Investments, LLC